Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	August 29, 2011
NYSE: SVM

SILVERCORP METALS INC. AGM TO BE HELD ON FRIDAY, SEPTEMBER 23, 2011;
BOARD PROPOSES APPROVAL OF SHAREHOLDER RIGHTS PLAN

VANCOUVER, British Columbia – August 29, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announces that its annual general meeting (the "Meeting”) is scheduled to be held at 10:00 am PST on Friday, September 23, 2011. The Meeting will be held at the Malaspina Room located on the Concourse Level of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

The Company’s board of directors has proposed the approval of a shareholders’ rights plan (the "Rights Plan") designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for the Company's outstanding securities. The Rights Plan is substantially the same as the existing Rights Plan dated August 11, 2008 and requires reconfirmation at the Meeting.

The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a takeover bid, to consider alternatives to a takeover bid as a means of maximizing shareholder value, to allow competing bids to emerge and to provide the Company's shareholders with adequate time to properly assess a takeover bid without undue pressure. The board of directors are not currently aware of any pending or proposed takeover bid for the Company but believes the Company's shares are undervalued relative to its financial performance, prospects, and to the quality of its various silver-lead-zinc projects in China. The Rights Plan is similar to plans adopted by other Canadian companies after being ratified by their respective shareholders. Company shareholders should refer to the information circular for the Meeting for further details. Adoption of the Rights Plan will also be subject to regulatory approval.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.